Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces Non-Brokered Private Placement

October 6th, 2026	Trading Symbol: TSX Venture Exchange: GRB US OTC Market: GEBRF

Scottsdale, Arizona, October 6th, 2026 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") announces that it has arranged a private placement of 2,200,000 units at CDN $0.45 per unit for total proceeds of CDN $990,000.00.  Each unit comprises one common share and one full common share purchase warrant. Each warrant is exercisable to acquire one common share at CDN $0.55 per share for a period of 36 months. Proceeds are for mainly Sage Ranch engineering costs to file the final construction permits for grading, sewer, drainage, water, curb, gutter, internal roads and dry utilities.  The units are subject to a four (4) month hold period. The private placement is subject to the approval of the TSX Venture Exchange and the Board. No finder's fees will be paid in connection with the private placement.

The CEO of the company will cash fund one million units and the President 200,000 units.

Further to the company receiving AGM approval for up to CAD $8 million in convertible preferred shares at CAD $1.00 per share, the company has between $6.5 million to $8 million in debt holders willing to convert, and will issue the subscription agreements this week. The preferred shares have no special voting rights and will only have one vote per share. This shows good leadership from the company with the conversion at CAD $1.00 per share into common at 1 for 1. There is no fixed or mandatory interest rate or payment, no mandatory redemptions and are perpetual. The board may vote at its discretion at any time to issue a dividend, but at a maximum of 8% per year and cumulative if voted affirmative. This moves between CAD $6.5 million to CAD $8 million from the liabilities into the equity account and cleans up the balance sheet. The company may seek the preferred shares to be listed.

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and include, without limitation, statements regarding the completion of the Private Placement, the issuance of Common Shares and Warrants, and approval of the Private Placement by the TSX Venture Exchange. Forward-looking statements are often identified by words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend", and similar expressions, including statements that events or results "may", "will", "should", "could" or "might" occur.

Forward-looking statements are based on assumptions and expectations regarding future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements. These factors include, among other things, general economic and market conditions, regulatory approvals and the Company's ability to complete the Private Placement as proposed. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events may differ materially from those anticipated in such statements.

Readers are cautioned not to place undue reliance on forward-looking statements. Additional information regarding risks and uncertainties is described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A available on SEDAR+ at www.sedarplus.ca. The Company does not undertake any obligation to update or revise any forward-looking statements except as required by applicable law.

“Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF